

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2010

Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc.
4321 Jamboree Road
Newport Beach, CA 92660

> **Re:** **Jazz Technologies, Inc. and Additional Registrants**
> **Registration Statement on Form S-4**
> **Filed October 20, 2010**
> **File No. 333-170043**

Dear Ms. Bennett:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Guarantor Registrants

1.   We note that the co-registrants listed here have not filed the registration statement on EDGAR. Please amend accordingly. Please also ensure that these co-registrants provide signature pages in the amended filing.

Where you can find more information, page 1

2.   We note your disclosure on page 2 that you currently file annual, quarterly and current reports and other information with the SEC on a voluntary basis. Please tell us how you concluded that you are not currently required to file these reports. Given that you have not filed post-effective amendments to deregister shares from your two Forms S-3 and your Form S-8 that were declared effective during your 2007 fiscal year, it appears that

these registration statements may still be in use. Refer to rule 12h-3(c) of the Exchange Act.

Board of Directors and Management, page 52

3. Please revise to include all disclosures required by the Commission's Proxy Disclosure Enhancements release no. 33-9089, available at http://www.sec.gov/rules/final/2009/33-9089.pdf. In this regard we note, without limitation, that you have not included disclosure required by Item 401(e) of Regulation S-K concerning the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.

The Exchange Offer, page 64

4. We note that the correspondence dated October 20, 2010 includes the representation that you will comply with the no-action letters *Exxon Capital Holdings Corp.* (April 13, 1988), *Morgan Stanley & Co., Inc.* (June 5, 1991) and *Shearman & Sterling* (July 2, 1993). Tell us how it is consistent with those no-action letters to allow affiliates to participate in the exchange offer, as your disclosure on pages 64 and 66 implies. Further, please submit correspondence that includes a representation that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange securities. Revise your disclosure as appropriate.

Expiration Date…, page 65

5. Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to the security holders and filed pursuant to the applicable provisions of Rule 424.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Sheldon Krause, Esq. – Eilenberg & Krause LLP